UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-08661

The Chubb Corporation

(Exact name of registrant as specified in its charter)

c/o ACE INA Holdings Inc.

436 Walnut Street

Philadelphia, Pennsylvania, USA 19106

Tel: +1-215-640-1680

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value

5.75% Senior Notes due 2018

6.60% Debentures due 2018

6.80% Debentures due 2031

6% Senior Notes due 2037

6.5% Senior Notes due 2038

6.375% Directly Issued Subordinated Capital Securities (“DISCs”) due 2067

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Class of Security	Number of Holders of Record
Common Stock, $1.00 par value	0*
5.75% Senior Notes due 2018	71
6.60% Debentures due 2018	35
6.80% Debentures due 2031	43
6% Senior Notes due 2037	45
6.5% Senior Notes due 2038	50
6.375% DISCs due 2067	63

*	Effective as of 5:30 p.m. EST on January 14, 2016, pursuant to an Agreement and Plan of Merger dated as of June 30, 2015, by and among The Chubb Corporation (“Chubb”), ACE Limited (now Chubb Limited) (“ACE”) and William Investment Holdings Corporation (“Merger Sub”), Merger Sub merged with and into Chubb, with Chubb surviving as a wholly owned subsidiary of ACE. Subsequently, Chubb merged with and into ACE INA Holdings Inc., a wholly owned subsidiary of ACE, with ACE INA Holdings Inc. surviving as a wholly owned subsidiary of ACE.

Pursuant to the requirements of the Securities Exchange Act of 1934 The Chubb Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

The Chubb Corporation By ACE INA Holdings, Inc., as successor to The Chubb Corporation

By:	/s/ Kenneth Koreyva
Name:	Kenneth Koreyva
Title:	Chief Financial Officer

Date: January 25, 2016